UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN
FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.
469 NORTH HARRISON STREET
PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR SALARIED EMPLOYEES

Page

Financial Statements and Supplemented Schedules:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2007 and 2006	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2007 and 2006	4
Notes to Financial Statements	5-12

Supplemental Schedules:
Schedule of Assets (Held at end of year) (Schedule H, Line 4i) December 31, 2007	13

All other Schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Retirement and Administrative Committee, Plan Administrator and Participants
Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ J.H. Cohn LLP
Roseland, New Jersey
June 27, 2008

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
Investments, at fair value:
Church & Dwight Co., Inc. common stock	$68,952,511	$57,773,796
Mutual funds	111,413,792	98,353,893
Collective trusts	23,061,498	21,196,888
Totals	203,427,801	177,324,577
Participant loans	987,994	1,055,666
Totals	204,415,795	178,380,243
Receivables – Employer contributions	7,429,627	6,612,503
Cash	126	210
Net assets available for benefits, at fair value	211,845,548	184,992,956
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(468,134)	-
Net assets available for benefits	$211,377,414	$184,992,956

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$10,853,283	$17,777,995
Dividend and interest income	13,088,678	7,063,796
Totals	23,941,961	24,841,791
Contributions:
Participant	7,600,968	8,255,769
Employer	8,914,857	8,564,923
Totals	16,515,825	16,820,692
Totals	40,457,786	41,662,483
Deductions from net assets attributable to:
Distributions to participants	14,345,622	18,071,416
Other charges	2,663	4,709
Totals	14,348,285	18,076,125
Net increase in plan assets before transfers	26,109,501	23,586,358
Transfers in from other plans	274,957	161,406,598
Net increase in plan assets after transfers	26,384,458	184,992,956
Net assets available for benefits:
Beginning of year	184,992,956	-
End of year	$211,377,414	$184,992,956

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:
The following description of Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:
Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").  In 1994 the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Establishment of New Plan
Effective January 1, 2006, Church & Dwight Co., Inc. Profit Sharing Plan was renamed Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All salaried employees of the Company are eligible for participation in the Plan except for the following:

A Participant who is a former Orange Glo International, Inc. (“OGI”) employee shall not be eligible for allocations of Profit Sharing contributions for 2006.

A Participant who is employed at the Company’s Greenwood Village, Colorado location will not be an eligible participant in the Plan.

Effective January 1, 2006 Church & Dwight Virginia Co., Inc. was added to the Plan as a participating employer.

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, post-tax, Company match and profit sharing) made after April 30, 2003 are considered and designated as an

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

Administrative expenses:
Certain administrative costs are paid by the Company.

Contributions:
Participants may elect to make pre- or post-tax contributions of 1% to 6% of compensation, provided, however, that all contributions must be fixed in multiples of 1%. Participants may also elect to make pre- and post-tax in excess of 6% of compensation that are not matched. Effective July 1, 2003, the Plan maximum was changed so that total participant contributions cannot exceed 70% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions. The Company matches an amount equal to 50% of each participant's pre- or post-tax contribution up to a maximum of 6%.

Company matching contributions are invested in the Company Stock Fund. Participants specify which investment funds, in increments of 5% that their contributions are invested in, provided that not more than 50% of such contributions are contributed to the Company Stock Fund. Effective January 1, 2007, the Plan was amended to permit Company match contributions that were previously restricted to investment in the Church & Dwight Co., Inc. Stock Fund for five years to be unrestricted following 3 years of service. Future Company match contributions are directed to the fund allocation selected by the participant.

As of each December 31, the Company shall make a profit sharing contribution to the fund in such amount, if any, as the Board in its discretion deems appropriate; provided, however, that the minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place.

The participant will specify in which investment fund, in increments of 5%, that the Company's profit sharing contributions to their account will be invested.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified savings plan or a conduit individual retirement account in which employees participated prior to their employment by the Company.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Participant accounts:
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:
Participants are fully vested at all times in their pre- or post-tax contributions and rollover contributions. Effective on August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant's profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant's profit sharing account and Company matching contributions upon the attainment of normal retirement age or death.  Employees who are approved for long term disability are eligible for a continuing profit sharing contribution provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution ends after two years and the account is paid out based upon the vesting schedule above.

Each former employee of OGI who became employed by the Company as a salaried regular employee as a result of and in connection with the Company’s acquisition of substantially all of the assets of OGI will be taken into account for the purpose of determining his or her years of service to the same extent that such service would have been credited for such purpose had it been performed as an employee of the Company.

Participant loans:
A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):

Participant loans (continued):
Loans are secured by an equivalent lien on the participant’s nonforfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid through weekly payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:
Effective April 1, 2004, all forms of annuity and installment distribution options were removed from the Plan.

Distributions may be taken as a lump sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted.

Forfeitures:
Forfeitures of nonvested Company matching and profit-sharing contributions are used to reduce future Company contributions. Company matching and profit-sharing contributions were reduced by $210,632 and $482,223, for such forfeitures during the years ended December 31, 2007 and 2006, respectively. The amount in the forfeitures account was $346,297 and $626,930 as of December 31, 2007 and 2006, respectively.

Reclassifications:
Certain prior year balances have been reclassified to conform with the current year presentations.

New accounting pronouncement:
In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective for plan years beginning after November 15, 2007 and interim periods within those plan years. As of December 31, 2007, management is evaluating the impact of the adoption of SFAS 157 on the Plan’s financial statements.

Note 2 - Summary of significant accounting policies:
Basis of presentation:
The accompanying financial statements are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment  Company Guide and Defined-Contribution Health and

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (concluded):
Basis of presentation (concluded):
Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through collective trusts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis and assumptions.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition:
Investments in mutual funds are carried at market as determined by Mercer Trust Company (the "Trustee") based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statement of changes in net assets available for benefits. Participant loans are valued at their outstanding balance, which approximates fair value. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of benefits:
Benefits are recorded when paid.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:
The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Church & Dwight Co., Inc. common stock	$68,952,511	$57,773,796
Putnam Voyager Fund	-	12,939,430
Putnam Stable Value Fund	23,061,498	21,196,888
Putnam International Equity Fund	15,961,623	13,670,788
Neuberger Berman Genesis Fund	12,188,278	10,238,427
T. Rowe Price Blue Chip Growth Fund	15,486,276	-

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2007	2006
Company Stock	$15,099,727	$13,720,757
PIMCO Total Return Fund	265,842	(92,444)
George Putnam Fund of Boston	(701,948)	40,257
Putnam Growth and Income Fund	112,396	58,146
Putnam Vista Fund	334,724	439,423
Putnam Voyager Fund	333,372	674,660
Putnam International Equity Fund	(1,759,000)	1,836,930
Neuberger Berman Genesis Fund	333,868	(164,093)
Vanguard S&P 500 Index Fund	272,761	758,763
Lord Abbett Mid Cap Value Fund	(1,039,521)	(21,521)
ING Index Plus Small Cap Fund	(275,476)	(55,701)
Putnam Retirementready Maturity Fund	(22,772)	3,527
T. Rowe Price Blue Chip Growth Fund	1,430,292	-
Van Kampen Growth & Income Fund	(269,693)	-
Putnam Retirementready 2010 Fund	(106,854)	4,809
Putnam Retirementready 2015 Fund	(619,660)	70,291
Putnam Retirementready 2020 Fund	(823,976)	156,825
Putnam Retirementready 2025 Fund	(607,519)	87,226
Putnam Retirementready 2030 Fund	(453,843)	95,981
Putnam Retirementready 2035 Fund	(350,114)	57,804
Putnam Retirementready 2040 Fund	(138,353)	67,856
Putnam Retirementready 2045 Fund	(161,771)	31,237
Putnam Retirementready 2050 Fund	801	7,262

Totals	$10,853,283	$17,777,995

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2007 and 2006 and for the years then ended:

	2007	2006
Net assets:
Company Stock	$640,547	$494,237
Changes in net assets:
Net appreciation	$144,792	$556,203
Dividends/interest	63	2,960
Employer contributions	387,694	676,216
Transfer from other plan	-	1,928,935
Terminations and withdrawals	(14,888)	(92,627)
Forfeitures	(38,650)	(95,571)
Transfers to participant – directed investments	(371,155)	(2,561,913)
Loans	(146)	(15,337)
Fees and miscellaneous	38,600	95,371
Net increase	146,310	494,237
Balance, beginning of year	494,237	-
Balance, end of year	$640,547	$494,237

Only the Company matching contributions for those participants with less than three years of service, made to the Company Stock Fund are nonparticipant-directed investments.

Note 5 - Related party transactions:
The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement dated July 1, 1996 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company's common stock transactions qualify as party-in-interest transactions.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 6 - Plan termination:
The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:
The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 8 - Risks and uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of amounts reported in the 2007 financial statements to amounts reported in the 2007 Form 5500:

Net Assets Available for Plan Benefits, per the financial Statements	$211,377,414
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	468,134
Net Assets Available for Plan Benefits, per the Form 5500	$211,845,548
Net appreciation in fair value of investments, per the financial statements	$10,853,283
Adjustment from contract value to fair value for full benefit-responsive investment contracts	468,134
Net appreciation in fair value of investments, per the Form 5500	$11,321,417

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES
EIN #13-4996950
Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Line 4i)
DECEMBER 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$25,010,089	$68,952,511
PIMCO Total Return Fund	Mutual Fund	9,348,674	9,547,897
*George Putnam Fund of Boston	Mutual Fund	7,151,757	6,473,638
*Putnam Vista Fund	Mutual Fund	7,520,532	8,133,251
*Putnam Retirementready Maturity	Mutual Fund	405,551	385,779
*Putnam Retirementready 2010 Fund	Mutual Fund	1,541,499	1,425,054
*Putnam Retirementready 2015 Fund	Mutual Fund	5,901,824	5,336,372
*Putnam Retirementready 2020 Fund	Mutual Fund	6,114,723	5,400,003
*Putnam Retirementready 2025 Fund	Mutual Fund	3,759,160	3,176,262
*Putnam Retirementready 2030 Fund	Mutual Fund	2,756,096	2,367,302
*Putnam Retirementready 2035 Fund	Mutual Fund	2,103,089	1,793,465
*Putnam Retirementready 2040 Fund	Mutual Fund	1,025,296	871,595
*Putnam Retirementready 2045 Fund	Mutual Fund	932,600	782,574
*Putnam Retirementready 2050 Fund	Mutual Fund	257,776	229,935
ING Index Plus Small Cap Fund	Mutual Fund	1,520,035	1,222,926
*Putnam Stable Value Fund	Collective Trusts	22,593,364	23,061,498
*Putnam International Equity Fund	Mutual Fund	16,335,677	15,961,623
Neuberger Berman Genesis Fund	Mutual Fund	12,177,277	12,188,278
Vanguard S&P 500 Index Fund	Mutual Fund	7,688,611	8,524,605
Lord Abbett Mid Cap Value Fund	Mutual Fund	6,925,726	5,856,402
T. Rowe Price Blue Chip Growth Fund	Mutual Fund	14,142,885	15,486,276
Van Kampen Growth & Income Fund	Mutual Fund	6,553,069	6,250,555
		161,765,310	203,427,801
Participant loans (various maturity dates, with interest rates ranging from 5.0% to 9.25%)	Loan	-	987,994
Totals		$161,765,310	$204,415,795

* Party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Salaried Employees

Date:	June 27, 2008	By:	Gary P. Halker
		Name:	Gary P. Halker
		Title:	Vice President, Finance and Treasurer
Church & Dwight Co., Inc.